As filed with the Securities and Exchange Commission on April 11, 2005.

Registration No. 333-

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM S-3

REGISTRATION STATEMENT

UNDER

THE SECURITIES ACT OF 1933

SAUL CENTERS, INC.

(Exact Name of Registrant as Specified in Its Charter)

Maryland	52-1833074
(State or Other Jurisdiction of Incorporation or Organization)	(I.R.S. Employer Identification No.)

7501 Wisconsin Avenue

Bethesda, Maryland 20814

(301) 986-6200

(Address, Including Zip Code, and Telephone Number, Including Area Code, of Registrant’s Principal Executive Offices)

Scott Schneider

Saul Centers, Inc.

7501 Wisconsin Avenue

Bethesda, Maryland 20814

(Name and Address of Agent for Service)

(301) 986-6200

(Name, Address, Including Zip Code, and Telephone Number, Including Area Code, of Agent for Service)

Copies to:

Jeffrey B. Grill, Esq.

Pillsbury Winthrop Shaw Pittman LLP

2300 N Street, N.W.

Washington, D.C. 20037

Approximate date of commencement of proposed sale to the public: From time to time after the effective date of this registration statement.

If the only securities being registered on this form are to be offered pursuant to dividend or interest reinvestment plans, check the following box. ☐

If any of the securities being registered on this form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest reinvestment plans, check the following box. ☒

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. ☐

CALCULATION OF REGISTRATION FEE

Title of Securities to be Registered	Amount to be Registered	Proposed Maximum Aggregate Price Per Unit (1)	Proposed Maximum Aggregate Offering Price	Amount of Registration Fee (3)
Common Stock, $.01 par value per share (2)	1,500,392	$31.61	$47,432,134	$5,583

(1)	Estimated solely for the purpose of calculating the registration fee in accordance with Rule 457(c), based on the average of high and low reported sales price on April 4, 2005 on the New York Stock Exchange.

(2)	Such shares are being registered for resale from time to time by B.F. Saul Real Estate Investment Trust, Dearborn, L.L.C., the selling shareholders, or their pledgees.

(3)	The selling shareholders will pay this registration fee. The registration fee does not include an additional 6,989,242 shares of common stock previously registered by the Registrant under its registration statement on Form S-3 (File No. 333-60064) which are included in a combined prospectus herein pursuant to Rule 429 under the Securities Act of 1933. A registration fee of $28,312.00 was previously paid by the Registrant and a registration fee of $2,204.88 was previously paid by the selling shareholders in connection with such registration statement.

The Registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the registration statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

Pursuant to Rule 429 under the Securities Act of 1933, this registration statement contains a combined prospectus that also relates to the registration statement on Form S-3, Registration No. 333-60064, previously filed by the Registrant with the Securities and Exchange Commission on May 2, 2001.

The information in this prospectus is not complete, and may be changed. This prospectus is included in the registration statement that was filed by Saul Centers, Inc. with the Securities and Exchange Commission. The selling shareholders cannot sell their shares until that registration statement becomes effective. This prospectus is not an offer to sell the shares or the solicitation of an offer to buy the shares in any state where the offer or sale is not permitted.

Subject to Completion, Dated April 11, 2005

PROSPECTUS

Saul Centers, Inc.

7501 Wisconsin Avenue

Bethesda, Maryland 20814

(301) 986-6200

6,989,242 Previously Registered Shares of Common Stock

1,500,392 Shares of Common Stock

$.01 Par Value Per Share

This prospectus relates to 6,989,242 previously registered shares of our common stock and an additional 1,500,392 shares of our common stock that may be offered for sale or otherwise transferred from time to time by the selling shareholders named in this prospectus or their pledgees. We will not receive any proceeds from the sale of these shares by the selling shareholders or their pledgees.

Our common stock is traded on the New York Stock Exchange under the symbol “BFS.” On April 8, 2005, the last reported sale price of our common stock was $32.60 per share.

Investing in our common stock involves certain risks. Carefully consider the Risk Factors beginning on page 2 of this prospectus.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the adequacy or accuracy of this prospectus. Any representation to the contrary is a criminal offense.

The date of this prospectus is                     , 2005.

THE COMPANY

References to “we,” “us” or “our” refer to Saul Centers, Inc., Saul Holdings Limited Partnership, which we refer to as the “Partnership,” and their respective direct or indirect owned subsidiaries, unless the context otherwise requires. We conduct our business and operations through the Partnership and/or directly or indirectly owned subsidiaries. The term “you” refers to a prospective investor. We are the sole general partner of the Partnership and, as of January 31, 2005, owned approximately 76.0% of the units of partnership interest in the Partnership. In addition, B. Francis Saul II, our Chairman and Chief Executive Officer, whom we refer to as Mr. Saul, family members of Mr. Saul, entities controlled by Mr. Saul and other affiliates of Mr. Saul, whom we collectively refer to as “The Saul Organization,” hold the remaining units of partnership interest in the Partnership.

We are a self-administered and self-managed real estate company operating as a real estate investment trust, or a REIT, for federal income tax purposes. Our primary business strategy is the ownership, management and development of income-producing properties. Our long-term objectives are to increase cash flow from operations and to maximize capital appreciation of our real estate.

As of December 31, 2004, our properties consisted of 35 operating shopping center properties, five predominantly office operating properties and five development and/or redevelopment properties.

Our principal executive offices are located at 7501 Wisconsin Avenue, Suite 1500, Bethesda, Maryland 20814-6522 and our telephone number is (301) 986-6200. Our website address is www.saulcenters.com. The information contained in our website is not a part of this prospectus.

RISK FACTORS

Before investing in our securities, you should consider carefully the risks described in this prospectus, together with the other information incorporated by reference into this prospectus. If any of the following risks actually occur, our business, financial condition and operating results could be materially adversely affected.

Revenue from our properties may be reduced or limited if the retail operations of our tenants are not successful.

Revenue from our properties depends primarily on the ability of our tenants to pay the full amount of rent due under their leases on a timely basis. Some of our leases provide for the payment, in addition to base rent, of additional rent above the base amount according to a specified percentage of the gross sales generated by the tenants. The amount of rent we receive from our tenants generally will depend in part on the success of our tenants’ retail operations, making us vulnerable to general economic downturns and other conditions affecting the retail industry. Any reduction in our tenants’ ability to pay base rent or percentage rent may adversely affect our financial condition and results of operations.

Our ability to increase our net income depends on the success and continued presence of our shopping center “anchor” tenants and other significant tenants.

Our net income could be adversely affected in the event of a downturn in the business, or the bankruptcy or insolvency, of any anchor store or anchor tenant. Our largest shopping center anchor tenant is Giant Food, which accounted for 4.8% of our total revenues for the year ended December 31, 2004. The closing of one or more anchor stores prior to the expiration of the lease of that store or the termination of a lease by one or more of a property’s anchor tenants could adversely affect that property and result in lease terminations by, or reductions in rent from, other tenants whose leases may permit termination or rent reduction in those circumstances or whose own operations may suffer as a result. This could reduce our net income.

We may experience difficulty or delay in renewing leases or re-leasing space.

We derive most of our revenue directly or indirectly from rent received from our tenants. We are subject to the risks that, upon expiration, leases for space in our properties may not be renewed, the space may not be re-leased, or the terms of renewal or re-lease, including the cost of required renovations or concessions to tenants, may be less favorable than current lease terms. As a result, our results of operations and our net income could be reduced.

We have substantial relationships with members of The Saul Organization whose interests could conflict with the interests of other stockholders.

Influence of Officers, Directors and Significant Stockholders. Two of our officers, Mr. Saul and his son and our President, B. Francis Saul III, are members of The Saul Organization, and persons associated with The Saul Organization constitute four of the 12 members of our Board of Directors. In addition, as of January 31, 2005, Mr. Saul beneficially owned, for purposes of SEC reporting, 6,554,501 shares of our common stock representing 40.1% of our issued and outstanding shares of common stock. Mr. Saul also beneficially owned, as of January 31, 2005, 5,201,900 units of the Partnership. In general, these units are convertible into shares of our common stock on a one-for-one basis. However, under the terms of the limited partnership agreement of the Partnership, at the current time, most of these units may not be converted into shares of our common stock because their conversion would cause Mr. Saul and his affiliates to exceed the ownership limitation under our articles of incorporation, which restricts the amount of our equity they may constructively or beneficially own, denoted by reference to provisions of the Internal Revenue Code of 1986, as amended, which we refer to as the Code. To maintain our status as a REIT, we limit in our articles of incorporation the amount of our equity securities that any single stockholder may own. The ownership limitation set forth in our articles of incorporation, 24.9% of our issued and outstanding equity securities (which includes both common and preferred stock), has by action of our Board of Directors been increased to 29.9%. As calculated under the articles of incorporation, Mr. Saul beneficially owns 27.7% of our issued and outstanding equity securities.

As a result of these relationships, members of The Saul Organization will be in a position to exercise significant influence over our affairs, which influence might not be consistent with the interests of some, or a majority, of our stockholders.

Management Time. Our Chief Executive Officer, Chief Accounting Officer and President are also officers of various members of The Saul Organization. Although we believe that these officers spend sufficient management time to meet their responsibilities as our officers, the amount of management time devoted to us will depend on our specific circumstances at any given point in time. As a result, in a given period, these officers may spend less than a majority of their management time on our matters. Over extended periods of time, we believe that our Chief Executive Officer will spend less than a majority of his management time on Company matters, while our Chief Accounting Officer and President may or may not spend less than a majority of their time on our matters.

Exclusivity and Right of First Refusal Agreements. We will acquire, develop, own and manage shopping center properties and will own and manage other commercial properties, and, subject to certain exclusivity agreements and rights of first refusal to which we are a party, The Saul Organization will continue to develop, acquire, own and manage commercial properties and own land suitable for development as, among other things, shopping centers and other commercial properties. Therefore, conflicts could develop in the allocation of acquisition and development opportunities with respect to commercial properties other than shopping centers and with respect to development sites, as well as potential tenants and other matters, between us and The Saul Organization. The agreement relating to exclusivity and the right of first refusal between us and The Saul Organization (other than Chevy Chase Bank, F.S.B.) generally requires The Saul Organization to conduct its shopping center business exclusively through us and to grant us a right of first refusal to purchase commercial properties and development sites in certain market areas that become available to The Saul Organization. The Saul Organization has granted the right of first refusal to us, acting through our independent directors, in order to minimize potential conflicts with respect to commercial properties and development sites. We and The Saul Organization have entered into this agreement in order to minimize conflicts with respect to shopping centers and certain of our commercial properties.

Shared Services. We share with The Saul Organization certain ancillary functions, such as computer and payroll services, benefits administration and in-house legal services. The terms of all sharing arrangements, including payments related thereto, are reviewed periodically by our audit committee, which is comprised solely of independent directors. Included in our general and administrative expenses for the year ended December 31, 2004 are charges totaling $3,139,000, related to such shared services, which included rental payments for the Company’s headquarters lease, that were billed by The Saul Organization. Although we believe that the amounts allocated to us for such shared services represent a fair allocation between us and The Saul Organization, we have not obtained a third party appraisal of the value of these services.

Related Party Rents. Chevy Chase Bank leases space in several of the shopping centers owned by us. The total rental income from Chevy Chase Bank for the year ended December 31, 2004 was $1,733,000, representing approximately 1.5% of our total revenue for such period. Although we believe that these leases have comparable terms to leases we have entered into with third-party tenants, the terms of these leases were not set as a result of arm’s-length negotiation. In addition, because Chevy Chase Bank is a member of The Saul Organization, we may be less inclined to take an action or the timing of any action could be influenced if there is a default. The terms of any lease with Chevy Chase Bank are approved in advance by our audit committee, which is comprised solely of independent directors.

In addition, the lease for our corporate headquarters, which commenced in March 2002, is with a member of The Saul Organization. The 10-year lease provides for base rent escalated at 3% per year, with payment of a pro-rata share of operating expenses over a base year amount. The Company and The Saul Organization entered into a Shared Services Agreement whereby each party pays an allocation of rental payments on a percentage proportionate to the number of employees employed by each party. The Company’s share of total rental expense for the year ended December 31, 2004 was $621,000. Although we believe that this lease has comparable terms to what would have been obtained from a third party landlord, we did not seek bid proposals from any independent third parties when entering into our new corporate headquarters lease.

Conflicts Based on Individual Tax Considerations. The tax basis of members of The Saul Organization in our portfolio properties which were contributed to certain partnerships at the time of our initial public offering in 1993 was substantially less than the fair market value thereof at the time of their contribution. In the event of our disposition of such properties, a disproportionately large share of the gain for federal income tax purposes would be allocated to members of The Saul Organization. In addition, future reductions of the level of our debt, or future releases of the guarantees or indemnities with respect thereto by members of The Saul Organization, would cause members of The Saul Organization to be considered, for federal income tax purposes, to have received constructive distributions. Depending on the overall level of debt and other factors, these distributions could be in excess of The Saul Organization’s bases in their Partnership units, in which case such excess constructive distributions would be taxable.

Consequently, it is in the interests of The Saul Organization that we continue to hold the contributed portfolio properties, that a portion of our debt remains outstanding or is refinanced and that The Saul Organization guarantees and indemnities remain in place, in order to defer the taxable gain to members of The Saul Organization. Therefore, The Saul Organization may seek to cause us to retain the contributed portfolio properties, and to refrain from reducing our debt or releasing The Saul Organization guarantees and indemnities, even when such action may not be in the interests of some, or a majority, of our stockholders. In order to minimize these conflicts, decisions as to sales of the portfolio properties, or any refinancing, repayment or release of guarantees and indemnities with respect to our debt, will be made by the independent directors.

Ability to Block Certain Actions. Under applicable law and the limited partnership agreement of the Partnership, consent of the limited partners is required to permit certain actions, including the sale of all or substantially all of the Partnership’s assets. Therefore, members of The Saul Organization, through their status as limited partners in the Partnership, could prevent the taking of any such actions, even if they were in the interests of some, or a majority, of our stockholders.

The amount of debt we have and the restrictions imposed by that debt could adversely affect our business and financial condition.

As of December 31, 2004, we had approximately $453.6 million of debt outstanding, all of which was long-term fixed rate debt and was secured by 29 of our properties.

We currently have a general policy of limiting our borrowings to 50 percent of asset value, i.e., the value of our portfolio, as determined by our Board of Directors by reference to the aggregate annualized cash flow from our portfolio. Our organizational documents contain no limitation on the amount or percentage of indebtedness which we may incur. Therefore, the Board of Directors could alter or eliminate the current limitation on borrowing at any time. If our debt capitalization policy were changed, we could become more highly leveraged, resulting in an increase in debt service that could adversely affect our operating cash flow and our ability to make expected distributions to stockholders, and in an increased risk of default on our obligations.

We have established our debt capitalization policy relative to asset value, which is computed by reference to the aggregate annualized cash flow from the properties in our portfolio rather than relative to book value. We have used a measure tied to cash flow because we believe that the book value of our portfolio properties, which is the depreciated historical cost of the properties, does not accurately reflect our ability to borrow. Asset value, however, is somewhat more variable than book value, and may not at all times reflect the fair market value of the underlying properties.

The amount of our debt outstanding from time to time could have important consequences to our stockholders. For example, it could:

•	require us to dedicate a substantial portion of our cash flow from operations to payments on our debt, thereby reducing funds available for operations, property acquisitions and other appropriate business opportunities that may arise in the future;

•	limit our ability to obtain any additional financing we may need in the future for working capital, debt refinancing, capital expenditures, acquisitions, development or other general corporate purposes;

•	make it difficult to satisfy our debt service requirements;

•	limit our ability to make distributions on our outstanding common and preferred stock;

•	require us to dedicate increased amounts of our cash flow from operations to payments on our variable rate, unhedged debt if interest rates rise;

•	limit our flexibility in planning for, or reacting to, changes in our business and the factors that affect the profitability of our business, which may place us at a disadvantage compared to competitors with less debt or debt with less restrictive terms; and

•	limit our ability to obtain any additional financing we may need in the future for working capital, debt refinancing, capital expenditures, acquisitions, development or other general corporate purposes.

Our ability to make scheduled payments of the principal of, to pay interest on, or to refinance, our indebtedness will depend primarily on our future performance, which to a certain extent is subject to economic, financial, competitive and other factors described in this section. If we are unable to generate sufficient cash flow from our business in the future to service our debt or meet our other cash needs, we may be required to refinance all or a portion of our existing debt, sell assets or obtain additional financing to meet our debt obligations and other cash needs. Our ability to refinance, sell assets or obtain additional financing may not be possible on terms that we would find acceptable.

We are obligated to comply with financial and other covenants in our debt that could restrict our operating activities, and the failure to comply could result in defaults that accelerate the payment under our debt.

Our secured debt generally contains customary covenants, including, among others, provisions:

•	relating to the maintenance of the property securing the debt;

•	restricting our ability to assign or further encumber the properties securing the debt; and

•	restricting our ability to enter into certain new leases or to amend or modify certain existing leases without obtaining consent of the lenders.

Our unsecured debt generally contains various restrictive covenants. The covenants in our unsecured debt include, among others, provisions restricting our ability to:

•	incur additional unsecured debt;

•	guarantee additional debt;

•	make certain distributions, investments and other restricted payments, including distribution payments on our outstanding stock;

•	create certain liens;

•	increase our overall secured and unsecured borrowing beyond certain levels; and

•	consolidate, merge or sell all or substantially all of our assets.

Our ability to meet some of the covenants in our debt, including covenants related to the condition of the property or payment of real estate taxes, may be dependent on the performance by our tenants under their leases.

In addition, our line of credit requires us and our subsidiaries to satisfy financial covenants. The material financial covenants require us, on a consolidated basis, to:

•	limit the amount of debt so as to maintain a gross asset value in excess of liabilities of at least $400 million plus 90% of our future net equity proceeds;

•	limit the amount of debt as a percentage of gross asset value (leverage ratio) to 60% or less;

•	limit the amount of debt so that interest expense coverage is not less than 2.1 to 1 on a trailing four quarter basis;

•	limit the amount of debt so that interest, scheduled principal amortization and preferred dividend coverage is not less than 1.55 to 1 on a trailing four quarter basis; and

•	limit the amount of variable rate debt and debt with initial loan terms of less than 5 years to no more than 40% of total debt.

As of March 31, 2005, we were in compliance with all such covenants. If we were to breach any of our debt covenants and did not cure the breach within any applicable cure period, our lenders could require us to repay the debt immediately, and, if the debt is secured, could immediately begin proceedings to take possession of the property securing the loan. Some of our debt arrangements are cross-defaulted, which means that the lenders under those debt arrangements can put us in default and require immediate repayment of their debt if we breach and fail to cure a covenant under certain of our other debt obligations. As a result, any default under our debt covenants could have an adverse effect on our financial condition, our results of operations, our ability to meet our obligations and the market value of our shares.

Our development activities are inherently risky.

The ground-up development of improvements on real property, as opposed to the renovation and redevelopment of existing improvements, presents substantial risks. In addition to the risks associated with real estate investment in general as described elsewhere, the risks associated with our remaining development activities include:

•	significant time lag between commencement and completion subjects us to greater risks due to fluctuation in the general economy;

•	failure or inability to obtain construction or permanent financing on favorable terms;

•	expenditure of money and time on projects that may never be completed;

•	inability to achieve projected rental rates or anticipated pace of lease-up;

•	higher-than-estimated construction costs, including labor and material costs; and

•	possible delay in completion of the project because of a number of factors, including weather, labor disruptions, construction delays or delays in receipt of zoning or other regulatory approvals, or acts of God (such as fires, earthquakes or floods).

Redevelopments and acquisitions may fail to perform as expected.

Our investment strategy includes the redevelopment and acquisition of community and neighborhood shopping centers that are anchored by supermarkets, drugstores or high volume, value-oriented retailers that provide consumer necessities. The redevelopment and acquisition of properties entails risks that include the following, any of which could adversely affect our results of operations and our ability to meet our obligations:

•	our estimate of the costs to improve, reposition or redevelop a property may prove to be too low, and, as a result, the property may fail to achieve the returns we have projected, either temporarily or for a longer time;

•	we may not be able to identify suitable properties to acquire or may be unable to complete the acquisition of the properties we identify;

•	we may not be able to integrate new developments or acquisitions into our existing operations successfully;

•	properties we redevelop or acquire may fail to achieve the occupancy or rental rates we project at the time we make the decision to invest, which may result in the properties’ failure to achieve the returns we projected;

•	our pre-acquisition evaluation of the physical condition of each new investment may not detect certain defects or identify necessary repairs until after the property is acquired, which could significantly increase our total acquisition costs; and

•	our investigation of a property or building prior to our acquisition, and any representations we may receive from the seller, may fail to reveal various liabilities, which could reduce the cash flow from the property or increase our acquisition cost.

Our ability to grow will be limited if we cannot obtain additional capital.

Our growth strategy includes the redevelopment of properties we already own and the acquisition of additional properties. Because we are required to distribute to our stockholders at least 90% of our taxable income each year to continue to qualify as a real estate investment trust, or REIT, for federal income tax purposes, in addition to our undistributed operating cash flow, we rely upon the availability of debt or equity capital to fund our growth, which financing may or may not be available on favorable terms or at all. The debt could include mortgage loans from third parties or the sale of debt securities. Equity capital could include our common stock or preferred stock. Additional financing, refinancing or other capital may not be available in the amounts we desire or on favorable terms. Our access to debt or equity capital depends on a number of factors, including the market’s perception of our growth potential, our ability to pay dividends, and our current and potential future earnings. Depending on the outcome of these factors, we could experience delay or difficulty in implementing our growth strategy on satisfactory terms, or be unable to implement this strategy.

Our performance and value are subject to general risks associated with the real estate industry.

Our economic performance and the value of our real estate assets, and, consequently, the value of our investments, are subject to the risk that if our properties do not generate revenues sufficient to meet our operating expenses, including debt service and capital expenditures, our cash flow and ability to pay distributions to our stockholders will be adversely affected. As a real estate company, we are susceptible to the following real estate industry risks:

•	economic downturns in the areas where our properties are located;

•	adverse changes in local real estate market conditions, such as oversupply or reduction in demand;

•	changes in tenant preferences that reduce the attractiveness of our properties to tenants;

•	zoning or regulatory restrictions;

•	decreases in market rental rates;

•	weather conditions that may increase energy costs and other operating expenses;

•	costs associated with the need to periodically repair, renovate and re-lease space; and

•	increases in the cost of adequate maintenance, insurance and other operating costs, including real estate taxes, associated with one or more properties, which may occur even when circumstances such as market factors and competition cause a reduction in revenues from one or more properties, although real estate taxes typically do not increase upon a reduction in such revenues.

Many real estate costs are fixed, even if income from our properties decreases.

Our financial results depend primarily on leasing space in our properties to tenants on terms favorable to us. Costs associated with real estate investment, such as real estate taxes and maintenance costs, generally are not reduced even when a property is not fully occupied, rental rates decrease, or other circumstances cause a reduction in income from the investment. As a result, cash flow from the operations of our properties may be reduced if a tenant does not pay its rent or we are unable to rent our properties on favorable terms. Under those circumstances, we might not be able to enforce our rights as landlord without delays, and may incur substantial legal costs. Additionally, new properties that we may acquire or develop may not produce any significant revenue immediately, and the cash flow from existing operations may be insufficient to pay the operating expenses and debt service associated with that property until the property is fully leased.

Competition may limit our ability to purchase new properties and generate sufficient income from tenants.

Numerous commercial developers and real estate companies compete with us in seeking tenants for properties and properties for acquisition. This competition may:

•	reduce properties available for acquisition;

•	increase the cost of properties available for acquisition;

•	reduce rents payable to us;

•	interfere with our ability to attract and retain tenants;

•	lead to increased vacancy rates at our properties; and

•	adversely affect our ability to minimize expenses of operation.

Retailers at our shopping center properties also face increasing competition from outlet stores, discount shopping clubs, and other forms of marketing of goods, such as direct mail, internet marketing and telemarketing. This competition may reduce percentage rents payable to us and may contribute to lease defaults and insolvency of tenants. If we are unable to continue to attract appropriate retail tenants to our properties, or to purchase new properties in our geographic markets, it could materially affect our ability to generate net income, service our debt and make distributions to our stockholders.

We may be unable to sell properties when appropriate because real estate investments are illiquid.

Real estate investments generally cannot be sold quickly. In addition, there are some limitations under federal income tax laws applicable to real estate and to REITs in particular that may limit our ability to sell our assets. We may not be able to alter our portfolio promptly in response to changes in economic or other conditions. Our inability to respond quickly to adverse changes in the performance of our investments could have an adverse effect on our ability to meet our obligations and make distributions to our stockholders.

Our insurance coverage on our properties may be inadequate.

We carry comprehensive insurance on all of our properties, including insurance for liability, fire, flood, terrorism and rental loss. These policies contain coverage limitations. We believe this coverage is of the type and amount customarily obtained for or by an owner of real property assets. We intend to obtain similar insurance coverage on subsequently acquired properties.

As a consequence of the September 11, 2001 terrorist attacks and other significant losses incurred by the insurance industry, the availability of insurance coverage has decreased and the prices for insurance have increased. As a result, we may be unable to renew or duplicate our current insurance coverage in adequate amounts or at reasonable prices. In addition, insurance companies may no longer offer coverage against certain types of losses, such as losses due to terrorist acts and toxic mold, or, if offered, the expense of obtaining these types of insurance may not be justified. We therefore may cease to have insurance coverage against certain types of losses and/or there may be decreases in the limits of insurance available. If an uninsured loss or a loss in excess of our insured limits occurs, we could lose all or a portion of the capital we have invested in a property, as well as the anticipated future revenue from the property, but still remain obligated for any mortgage debt or other financial obligations related to the property. Material losses in excess of insurance proceeds may occur in the future. Also, due to inflation, changes in codes and ordinances, environmental considerations and other factors, it may not be feasible to use insurance proceeds to replace a building after it has been damaged or destroyed. Events such as these could adversely affect our results of operations and our ability to meet our obligations, including distributions to our stockholders.

Environmental laws and regulations could reduce the value or profitability of our properties.

All real property and the operations conducted on real property are subject to federal, state and local laws, ordinances and regulations relating to hazardous materials, environmental protection and human health and safety. Under various federal, state and local laws, ordinances and regulations, we and our tenants may be required to investigate and clean up certain hazardous or toxic substances released on or in properties we own or operate, and also may be required to pay other costs relating to hazardous or toxic substances. This liability may be imposed without regard to whether we or our tenants knew about the release of these types of substances or were responsible for their release. The presence of contamination or the failure to properly remediate contamination at any of our properties may adversely affect our ability to sell or lease those properties or to borrow using those properties as collateral. The costs or liabilities could exceed the value of the affected real estate. We are not aware of any environmental condition with respect to any of our properties that management believes would have a material adverse effect on our business, assets or results of operations taken as a whole. The uses of any of our properties prior to our acquisition of the property and the building materials used at the property are among the property-specific factors that will affect how the environmental laws are applied to our properties. If we are subject to any material environmental liabilities, the liabilities could adversely affect our results of operations and our ability to meet our obligations.

We cannot predict what other environmental legislation or regulations will be enacted in the future, how existing or future laws or regulations will be administered or interpreted or what environmental conditions may be found to exist on the properties in the future. Compliance with existing and new laws and regulations may require us or our tenants to spend funds to remedy environmental problems. Our tenants, like many of their competitors, have incurred, and will continue to incur, capital and operating expenditures and other costs associated with complying with these laws and regulations, which will adversely affect their potential profitability.

Generally, our tenants must comply with environmental laws and meet remediation requirements. Our leases typically impose obligations on our tenants to indemnify us from any compliance costs we may incur as a result of the environmental conditions on the property caused by the tenant. If a tenant fails to or cannot comply, we could be forced to pay these costs. If not addressed, environmental conditions could impair our ability to sell or re-lease the affected properties in the future or result in lower sales prices or rent payments.

The Americans with Disabilities Act of 1990 could require us to take remedial steps with respect to newly acquired properties.

The properties, as commercial facilities, are required to comply with Title III of the Americans with Disabilities Act of 1990. Investigation of a property may reveal non-compliance with this Act. The requirements of the Act, or of other federal, state or local laws, also may change in the future and restrict further renovations of our properties with respect to access for disabled persons. Future compliance with the Act may require expensive changes to the properties.

The revenues generated by our tenants could be negatively affected by various federal, state and local laws to which they are subject.

We and our tenants are subject to a wide range of federal, state and local laws and regulations, such as local licensing requirements, consumer protection laws and state and local fire, life-safety and similar requirements that affect the use of the properties. The leases typically require that each tenant comply with all regulations. Failure to comply could result in fines by governmental authorities, awards of damages to private litigants, or restrictions on the ability to conduct business on such properties. Non-compliance of this sort could reduce our revenues from a tenant, could require us to pay penalties or fines relating to any non-compliance, and could adversely affect our ability to sell or lease a property.

Failure to qualify as a REIT for federal income tax purposes would cause us to be taxed as a corporation, which would substantially reduce funds available for payment of distributions.

We believe that we are organized and qualified as a REIT, and currently intend to operate in a manner that will allow us to continue to qualify as a REIT for federal income tax purposes under the Code. However, the IRS could successfully assert that we are not qualified as such. In addition, we may not remain qualified as a REIT in the future.

Qualification as a REIT involves the application of highly technical and complex Code provisions. The complexity of these provisions and of the applicable income tax regulations that have been issued under the Code by the United States Department of Treasury is greater in the case of a REIT that holds its assets in partnership form. Certain facts and circumstances not entirely within our control may affect our ability to qualify as a REIT. For example, in order to qualify as a REIT, at least 95% of our gross income in any year must be derived from qualifying rents and other income. Satisfying this requirement could be difficult, for example, if defaults by tenants were to reduce the amount of income from qualifying rents. Also, we must make annual distributions to stockholders of at least 90% of our net taxable income (excluding capital gains). In addition, new legislation, new regulations, new administrative interpretations or new court decisions may significantly change the tax laws with respect to qualification as a REIT or the federal income tax consequences of such qualification.

If we fail to qualify as a REIT:

•	we would not be allowed a deduction for dividend distributions to stockholders in computing taxable income;

•	we would be subject to federal income tax at regular corporate rates;

•	we could be subject to the federal alternative minimum tax;

•	unless we are entitled to relief under specific statutory provisions, we could not elect to be taxed as a REIT for four taxable years following the year during which we were disqualified;

•	we could be required to pay significant income taxes, which would substantially reduce the funds available for investment and for distribution to our stockholders for each year in which we failed to qualify; and

•	we would no longer be required by law to make any distributions to our stockholders.

We believe that the Partnership is treated as a partnership, and not as a corporation, for federal income tax purposes. If the IRS were to challenge successfully the status of the Partnership as a partnership for federal income tax purposes:

•	the Partnership would be taxed as a corporation;

•	we would cease to qualify as a REIT for federal income tax purposes; and

•	the amount of cash available for distribution to our stockholders would be substantially reduced.

We may be required to incur additional debt to qualify as a REIT.

As a REIT, we must make annual distributions to stockholders of at least 90% of our REIT taxable income. We are subject to income tax on amounts of undistributed REIT taxable income and net capital gain. In addition, we would be subject to a 4% excise tax if we fail to distribute sufficient income to meet a minimum distribution test based on our ordinary income, capital gain and aggregate undistributed income from prior years.

We intend to make distributions to stockholders to comply with the Code’s distribution provisions and to avoid federal income and excise tax. We may need to borrow funds to meet our distribution requirements because:

•	our income may not be matched by our related expenses at the time the income is considered received for purposes of determining taxable income; and

•	non-deductible capital expenditures or debt service requirements may reduce available cash but not taxable income.

In these circumstances, we might have to borrow funds on unfavorable terms and even if our management believes the market conditions make borrowing financially unattractive.

The structure of our leases may jeopardize our ability to qualify as a REIT.

If the IRS were to challenge successfully the characterization of one or more of our leases of properties as leases for federal income tax purposes, the Partnership would not be treated as the owner of the related property or properties for federal income tax purposes. As a result, the Partnership would lose tax depreciation and cost recovery deductions with respect to one or more of our properties, which in turn could cause us to fail to qualify as a REIT. Although we will use our best efforts to structure any leasing transaction for properties acquired in the future so the lease will be characterized as a lease and the Partnership will be treated as the owner of the property for federal income tax purposes, we will not seek an advance ruling from the IRS and do not intend to seek an opinion of counsel that the Partnership will be treated as the owner of any leased properties for federal income tax purposes. Thus, the IRS could successfully assert that future leases will not be treated as leases for federal income tax purposes, which could adversely affect our financial condition and results of operations.

To maintain our status as a REIT, we limit the amount of shares any one stockholder can own.

The Code imposes certain limitations on the ownership of the stock of a REIT. For example, not more than 50% in value of our outstanding shares of capital stock may be owned, actually or constructively, by five or fewer individuals (as defined in the Code). To protect our REIT status, our articles of incorporation restrict beneficial and constructive ownership (defined by reference to various Code provisions) to no more than 5% in value of our issued and outstanding equity securities by any single stockholder with the exception of members of The Saul Organization, who, prior to actions discussed below, were restricted to beneficial and constructive ownership, of no more than 24.9% in value of our issued and outstanding equity securities.

The constructive ownership rules are complex. Shares of our capital stock owned, actually or constructively, by a group of related individuals and/or entities may be treated as constructively owned by one of those individuals or entities. As a result, the acquisition of less than 5% or 24.9% in value of our issued and outstanding equity securities, by an individual or entity could cause that individual or entity (or another) to own constructively more than 5% or 24.9% in value of the outstanding stock. If that happened, either the transfer or ownership would be void or the shares would be transferred to a charitable trust and then sold to someone who can own those shares without violating the respective ownership limit.

The Board of Directors may waive these restrictions on a case-by-case basis. In September 1999, our Board of Directors agreed to waive the ownership limit with respect to Wells Fargo Bank, National Association and U.S. Bank National Association, the pledgees of certain shares of our common stock and units issued by the Partnership and held by members of The Saul Organization. In addition, in March 2000, the Board of Directors agreed to increase the ownership limit with respect to members of The Saul Organization, allowing the members to beneficially and constructively own up to 29.9% in value of our issued and outstanding equity securities. As of

January 31, 2005, Wells Fargo, U.S. Bank and members of The Saul Organization owned 0%, 0% and 27.7% of the issued and outstanding equity securities, respectively.

The ownership restrictions may delay, defer or prevent a transaction or a change of our control that might involve a premium price for our equity stock or otherwise be in the stockholders’ best interest.

Recent tax legislation provides favorable treatment for dividends of regular corporations, but not generally dividends from REITs.

On May 28, 2003, the President signed into law the Jobs and Growth Tax Relief Reconciliation Act of 2003 (which we will refer to as the Act). Under the Act, the maximum tax rate on the long-term capital gains of non-corporate taxpayers is 15% (applicable to sales occurring from May 7, 2003 through December 31, 2008). The Act also reduced the tax rate on “qualified dividend income” to the maximum capital gains rate. Because, as a REIT, we are not generally subject to tax on the portion of our REIT taxable income or capital gains distributed to our stockholders, our distributions are not generally eligible for this new tax rate on dividends. As a result, our ordinary REIT dividends generally continue to be taxed at the higher tax rates applicable to ordinary income. Without further legislation, the maximum tax rate on long-term capital gains will revert to 20% in 2009, and dividends will again be subject to tax at ordinary rates.

We cannot assure you we will continue to pay dividends at historical rates.

Our ability to continue to pay dividends on our common stock at historical rates or to increase our common stock dividend rate will depend on a number of factors, including, among others, the following:

•	our financial condition and results of future operations;

•	the performance of lease terms by tenants;

•	the terms of our loan covenants; and

•	our ability to acquire, finance, develop or redevelop and lease additional properties at attractive rates.

If we do not maintain or increase the dividend rate on our common stock, it could have an adverse effect on the market price of our common stock and other securities. Payment of dividends on our common stock may be subject to payment in full of the dividends on any preferred stock or depositary shares and payment of interest on any debt securities we may offer.

Certain tax and anti-takeover provisions of our articles of incorporation and bylaws may inhibit a change of our control.

Certain provisions contained in our articles of incorporation and bylaws and the Maryland General Corporation Law may discourage a third party from making a tender offer or acquisition proposal to us. If this were to happen, it could delay, deter or prevent a change in control or the removal of existing management. These provisions also may delay or prevent the stockholders from receiving a premium for their stock over then-prevailing market prices. These provisions include:

•	the REIT ownership limit described above;

•	authorization of the issuance of our preferred stock with powers, preferences or rights to be determined by the Board of Directors;

•	a staggered, fixed-size Board of Directors consisting of three classes of directors;

•	special meetings of our stockholders may be called only by the Chairman of the Board, the president, by a majority of the directors or by stockholders possessing no less than 25% of all the votes entitled to be cast at the meeting;

•	the Board of Directors, without a stockholder vote, can classify or reclassify unissued shares of preferred stock;

•	a member of the Board of Directors may be removed only for cause upon the affirmative vote of 75% of the Board of Directors or 75% of the then-outstanding capital stock;

•	advance notice requirements for proposals to be presented at stockholder meetings; and

•	the terms of our articles of incorporation regarding business combinations and control share acquisitions.

We may amend or revise our business policies without your approval.

Our Board of Directors may amend or revise our operating policies without stockholder approval. Our investment, financing and borrowing policies and policies with respect to all other activities, such as growth, debt, capitalization and operations, are determined by the Board of Directors or those committees or officers to whom the Board of Directors has delegated that authority. The Board of Directors may amend or revise these policies at any time and from time to time at its discretion. A change in these policies could adversely affect our financial condition and results of operations, and the market price of our securities.

FORWARD-LOOKING INFORMATION

This prospectus contains forward-looking statements. Also, documents that we “incorporate by reference” into this prospectus, including documents that we subsequently file with the SEC, contain or will contain forward-looking statements. When we refer to forward-looking statements or information, sometimes we use words such as “may,” “will,” “could,” “should,” “plans,” “intends,” “expects,” “believes,” “estimates,” “anticipates” and “continues.” These forward-looking statements are subject to certain risks and uncertainties, not all of which can be predicted or anticipated. We have included important factors under the section above captioned “Risk Factors” that could cause actual results to differ materially from the forward-looking statements.

Many things can happen that can cause actual results to be different from those we describe, including the factors described under the section above captioned “Risk Factors.” Given these uncertainties, readers are cautioned not to place undue reliance on these forward-looking statements. We also make no promise to update any of the forward-looking statements.

USE OF PROCEEDS

We will not receive any proceeds from the sale of shares of our common stock by the selling shareholders listed below. We paid all expenses related to the registration of 6,503,238 of the 6,989,242 shares that were previously registered under our registration statement on Form S-3 (File No. 333-60064) and are now included in this prospectus. The selling shareholders paid all expenses related to the registration of 486,004 of the 6,989,242 shares that were previously registered under our registration statement on Form S-3 (File No. 333-60064) and will pay all expenses related to the registration of the additional 1,500,392 shares that are also included in this prospectus.

SELLING SHAREHOLDERS

The selling shareholders have pledged a substantial amount of their shares of our common stock and their units issued by the Partnership (which are convertible into shares of our common stock) to secure financing obtained by the selling shareholders. The pledgees have requested that the selling shareholders have this registration statement filed in order to increase the liquidity of their collateral in the event that the selling shareholders were to default and the pledgees were to sell their collateral. The selling shareholders also may plan to pledge the remaining shares of our common stock and units held by them to secure additional financing.

The following table sets forth information as of January 31, 2005 with respect to beneficial ownership of common stock by the selling shareholders and has been provided to us by the selling shareholders.

Name	Shares Beneficially Owned Before Offering (1)	Percentage Beneficial Ownership Before Offering (1)	Number of Shares Offered by Selling Shareholder (1)	Percentage Beneficial Ownership After Offering (1)
B.F. Saul Real Estate Investment Trust	6,454,018	17.0%	6,454,018	0%
Dearborn, L.L.C.	2,035,616	5.4%	2,035,616	0%

(1)	Calculated assuming that all outstanding units issued by the Partnership are converted into shares of our common stock. Pursuant to the partnership agreement for the Partnership, each unit is convertible into one share of our common stock.

PLAN OF DISTRIBUTION

We are registering the shares on behalf of the selling shareholders to provide liquidity to pledgees of units and shares held by the selling shareholders.

The shares covered by this prospectus may be offered and sold by the selling shareholders, or by purchasers, transferees, donees, pledgees (including, but not limited to, Wells Fargo and U.S. Bank) or other successors in interest (all such persons shall be deemed “selling shareholders” for purposes of this Section), directly or through brokers, dealers, agents or underwriters who may receive compensation in the form of discounts, commissions or similar selling expenses paid by a selling shareholder or by a purchaser of the shares on whose behalf such broker-dealer or underwriter may act as agent. Sales and transfers of the shares may be effected from time to time in one or more transactions, in private or public transactions, on the New York Stock Exchange, in the over-the-counter market, in negotiated transactions or otherwise, at a fixed price or prices that may be changed, at market prices prevailing at the time of sale, at negotiated prices, without consideration or by any other legally available means. Any or all of the shares may be sold from time to time by means of (a) a block trade, in which a broker or dealer attempts to sell the shares as agent but may position and resell a portion of the shares as principal to facilitate the transaction; (b) purchases by a broker, dealer or underwriter as principal and the subsequent sale by such broker, dealer or underwriter for its account pursuant to this prospectus; (c) ordinary brokerage transactions (which may include long or short sales) and transactions in which the broker solicits purchasers; (d) the writing (sale) of put or call options on the shares; (e) the pledging of the shares as collateral to secure loans, credit or other financing arrangements and, upon any subsequent foreclosure, the disposition of the shares by the lender thereunder, directly or through brokers, dealers, agents or underwriters; and (f) any other legally available means.

To the extent required with respect to a particular offer or sale of the shares, a prospectus supplement or a post-effective amendment will be filed pursuant to the Securities Act, and will accompany this prospectus, to disclose (a) the number of shares to be sold, (b) the purchase price, (c) the name of any broker, dealer, agent or underwriter effecting the sale or transfer and the amount of any applicable discounts, commissions or similar selling expenses, (d) that a selling shareholder that is a pledgee intends to sell, directly or through brokers, dealers, agents or underwriters, more than 500 shares, and (e) any other relevant information.

The selling shareholders may transfer the shares by means of gifts, donations and contributions. This prospectus may be used by the recipients of such gifts, donations and contributions to offer and sell the shares received by them, directly or through brokers, dealers or agents and in private or public transactions; however, if sales pursuant to this prospectus by any such recipient could exceed 500 shares, then a prospectus supplement would need to be filed pursuant to Section 424(b)(3) of the Securities Act to identify the recipient as a selling shareholder and disclose any other relevant information. Such prospectus supplement would be required to be delivered, together with this prospectus, to any purchaser of such shares.

In connection with distributions of the shares or otherwise, the selling shareholders may enter into hedging transactions with brokers, dealers or other financial institutions. In connection with such transactions, brokers, dealers or other financial institutions may engage in short sales of our common stock in the course of hedging the positions they assume with selling shareholders. To the extent permitted by applicable law, the selling shareholders also may sell the shares short and redeliver the shares to close out such short positions.

The selling shareholders and any broker-dealers who participate in the distribution of the shares may be deemed to be “underwriters” within the meaning of Section 2(11) of the Securities Act and any discounts, commissions or similar selling expenses they receive and any profit on the resale of the shares purchased by them may be deemed to be underwriting commissions or discounts under the Securities Act. In addition, the selling shareholders have the right to sell the shares covered by this prospectus through underwriters. As a result, we have informed the selling shareholders that Regulation M, promulgated under the Exchange Act, may apply to sales by the selling shareholders in the market. We and the selling shareholders will agree to indemnify any broker, dealer, agent or underwriter that participates in transactions involving the sale of the shares against certain liabilities, including liabilities arising under the Securities Act. The aggregate net proceeds to the selling shareholders from the sale of the shares will be the purchase price of such shares less any discounts, concessions or commissions.

The selling shareholders are acting independently of us in making decisions with respect to the timing, price, manner and size of each sale. No broker, dealer, agent or underwriter has been engaged by the Company in connection with the distribution of the shares; however, if the shares are distributed they may be distributed through brokers, dealers, agents or underwriters. There is no assurance, therefore, that the selling shareholders will sell any or all of the shares. In connection with the offer and sale of the shares, we have agreed to make available to the selling shareholders copies of this prospectus and any applicable prospectus supplement and have informed the selling shareholders of the need to deliver copies of this prospectus and any applicable prospectus supplement to purchasers at or prior to the time of any sale of the shares offered hereby.

The shares covered by this prospectus may qualify for sale pursuant to Section 4(1) of the Securities Act or Rule 144 promulgated thereunder, and may be sold pursuant to such provisions rather than pursuant to this prospectus.

We will not receive any proceeds from the sale of shares covered by this prospectus and have paid all expenses related to the registration of 6,503,238 of the 6,989,242 shares that were previously registered under the registration statement on Form S-3 (File No. 333-60064) and are now included in this prospectus. The selling shareholders paid all expenses related to the registration of 486,004 of the 6,989,242 shares that were previously registered under the registration statement on Form S-3 (File No. 333-60064) and will pay all expenses related to the registration of the additional 1,500,392 shares that are also included in this prospectus.

The Company and the selling shareholders have agreed to customary indemnification obligations with respect to the sale of common stock by use of this prospectus.

LEGAL MATTERS

Certain legal matters will be passed upon for us by Pillsbury Winthrop Shaw Pittman LLP, a limited liability partnership including professional corporations.

EXPERTS

The consolidated financial statements of Saul Centers, Inc. appearing in Saul Centers, Inc.’s Annual Report (Form 10-K) for the year ended December 31, 2004 (including the schedule appearing therein), and Saul Centers, Inc. management’s assessment of the effectiveness of internal control over financial reporting as of December 31, 2004 included therein, have been audited by Ernst & Young LLP, independent registered public accounting firm, as set forth in its reports thereon included therein and incorporated herein by reference. Such financial statements and management’s assessment have been incorporated herein by reference in reliance upon such reports given on the authority of such firm as experts in accounting and auditing.

WHERE YOU CAN FIND MORE INFORMATION

We file annual, quarterly and special reports, proxy statements and other information with the SEC. Our SEC filings are available to the public over the SEC’s website at http://www.sec.gov. You may also read and copy any document we file at the SEC’s Public Reference Room at:

•	Public Reference Section

Securities and Exchange Commission

Room 1200

450 Fifth Street, N.W.

Washington, D.C. 20549

Please call the SEC at (800) SEC-0330 for further information on the operating rules and procedures for the public reference room.

The SEC allows us to “incorporate by reference” the information we file with them, which means we can disclose important information to you by referring you to those documents. The information we incorporate by reference is an important part of our prospectus, and all information that we will later file with the SEC will automatically update and supersede this information. We incorporate by reference any future filings made with the SEC under Sections 13(a), 13(c), 14, or 15(d) of the Securities Exchange Act until the selling shareholders sell all of their shares or until the registration rights of the selling shareholders expire. This prospectus is part of a registration statement that we have filed with the SEC. The following documents are specifically incorporated by reference in this prospectus:

•	Our Annual Report on Form 10-K for the fiscal year ended December 31, 2004; and

•	The description of our common stock contained in our Registration Statement on Form S-11 (File No. 33-4562) filed pursuant to the Securities Act of 1933, as amended, as incorporated by reference in our Registration Statement on Form 8-A filed pursuant to the Exchange Act, including any amendments or reports filed to update the description.

Copies of these filings are available at no cost on our website, www.saulcenters.com. Amendments to these filings will be posted to our website as soon as reasonably practical after filing with the SEC. In addition, you may request a copy of these filings and any amendments thereto at no cost, by writing or telephoning us. Those copies will not include exhibits to those documents unless the exhibits are specifically incorporated by reference in the documents or unless you specifically request them. You may also request copies of any exhibits to the registration statement. Please direct your request to:

Mr. Scott V. Schneider Saul Centers, Inc. 7501 Wisconsin Avenue, Suite 1500 Bethesda, Maryland 20814 (301) 986-6200

Our prospectus does not contain all of the information included in the registration statement. We have omitted certain parts of the registration statement in accordance with the rules and regulations of the SEC. For further information, we refer you to the registration statement, including its exhibits and schedules. Statements contained in our prospectus and any accompanying prospectus supplement about the provisions or contents of any contract, agreement or any other document referred to are not necessarily complete. Please refer to the actual exhibit for a more complete description of the matters involved. You may get copies of the exhibits by contacting the person named above.

You should rely only on the information in our prospectus, any prospectus supplement and the documents that are incorporated by reference. We have not authorized anyone else to provide you with different information. We are not offering these securities in any state where the offer is prohibited by law. You should not assume that the information in this prospectus, any prospectus supplement or any incorporated document is accurate as of any date other than the date of the document.

No dealer, salesperson or other individual has been authorized to give any information or make any representations other than those contained in this prospectus and, if given or made, such information or representations must not be relied upon as having been authorized by the Company. This prospectus does not constitute an offer by the Company to sell, or a solicitation of an offer to buy, the securities offered hereby in any jurisdiction where, or to any person to whom, it is unlawful to make an offer or solicitation. Neither the delivery of this prospectus nor any sale made hereunder shall, under any circumstances, create an implication that there has not been any change in the affairs of the Company since the date hereof or that the information contained herein is correct or complete as of any time subsequent to the date hereof.

Saul Centers, Inc.

6,989,242 Previously Registered Shares

1,500,392 Shares

Common Stock

PROSPECTUS

                    , 2005

PART II

Information Not Required In Prospectus

Item 14.	Other Expenses of Issuance and Distribution.

Registration Fee	$5,583.00
Fees and Expenses of Transfer Agent and Registrar	1,000.00	*
Accountant’s Fees	5,000.00	*
Legal Fees	25,000.00	*
Printing and Engraving	2,500.00	*
Miscellaneous	5,000.00	*

Total	$44,083.00	(1)

(1)	The selling shareholders will pay this entire amount.

*	Estimated.

Item 15.	Indemnification of Directors and Officers.

Our articles and bylaws require us to indemnify to the fullest extent permitted by and under the applicable provisions of Maryland General Corporation Law any person who is or was, or who agrees to become, one of our directors or officers or, while one of our directors, is or was serving or agrees to serve, as a director, officer, partner, joint venturer, employee or trustee of another entity, who, by reason of his or her status or service as such was, or is threatened to be made a party, or otherwise involved in any proceeding. The indemnification extends to all losses suffered and all expenses actually and reasonably incurred in connection with any proceeding. The Maryland General Corporation Law provides that we may indemnify directors and officers unless (i) the director actually received an improper benefit or profit in money, property or services; (ii) the act or omission of the director was material to the matter giving rise to the proceeding and was committed in bad faith or was the result of active and deliberate dishonesty; or (iii) in a criminal proceeding, the director had reasonable cause to believe that the act or omission was unlawful.

Our articles of incorporation and bylaws require, as a condition to advancing expenses, (i) a written affirmation by the director or officer of his good faith belief that he has met the standard of conduct necessary for indemnification by us and (ii) a written affirmation to repay the amount paid by us if it is determined that the director or officer was not entitled to indemnification.

Our officers and directors are also indemnified pursuant to the Partnership’s partnership agreement. We have also purchased an insurance policy which purports to insure our officers and directors against certain liabilities incurred by them in the discharge of their functions as such officers and directors, except for liabilities resulting from their own malfeasance.

Item 16.	Exhibits.

4.(a)	First Amended and Restated Articles of Incorporation of Saul Centers, Inc. (incorporated herein by reference to Exhibit 3.(a) of the Company’s Annual Report on Form 10-K for the year ended December 31, 1993), as amended by the Articles of Amendment to the First Amended and Restated Articles of Incorporation of Saul Centers, Inc. (incorporated herein by reference to Exhibit 3.(a) to the Company’s Quarterly Report on Form 10-Q for the quarter ended June 30, 2004).

4.(b)	Amended and Restated Bylaws of Saul Centers, Inc. as in effect at and after August 24, 1993 and as of August 26, 1993 (incorporated herein by reference to Exhibit 3.(b) of the Company’s Annual Report on Form 10-K for the year ended December 31, 1993).

4.(c)	First Amended and Restated Agreement of Limited Partnership of Saul Holdings Limited Partnership (incorporated herein by reference to Exhibit No. 10.1 to Registration Statement No. 33-64562). The First Amendment to the First Amended and Restated Agreement of Limited Partnership of Saul Holdings Limited Partnership, the Second Amendment to the First Amended and Restated Agreement of Limited Partnership of Saul Holdings Limited Partnership, and the Third Amendment to the First Amended and Restated Agreement of Limited Partnership of Saul Holdings Limited Partnership (incorporated herein by reference to Exhibit 10.(a) of the 1995 Annual Report of the Company on Form 10-K). The Fourth Amendment to the First Amended and Restated Agreement of Limited Partnership of Saul Holdings Limited Partnership (incorporated herein by reference to Exhibit 10.(a) of the March 31, 1997 Quarterly Report of the Company). The Fifth Amendment to the First Amended and Restated Articles of Limited Partnership (incorporated herein by reference to Exhibit No. 4.(c) to Registration Statement No. 333-41436). The Sixth Amendment to the First Amended and Restated Articles of Limited Partnership (incorporated herein by reference to Exhibit 10.(A) of the September 30, 2003 Quarterly Report of the Company). The Seventh Amendment to the First Amended and Restated Articles of Limited Partnership (incorporated herein by reference to Exhibit 10(a) of the 2003 Annual Report of the Company on Form 10-K).

4.(d)	Articles Supplementary to First Amended and Restated Articles of Incorporation of Saul Centers, Inc. (incorporated herein by reference to Exhibit 2 to the Company’s Registration Statement on Form 8-A dated October 31, 2003).

5	Opinion of Pillsbury Winthrop Shaw Pittman LLP (filed herewith).

23.(a)	Consent of Ernst & Young LLP (filed herewith).

23.(b)	Consent of Pillsbury Winthrop Shaw Pittman LLP (included in its opinion filed as Exhibit 5 hereto).

24	Power of Attorney (filed herewith).

Item 17.	Undertakings.

The undersigned registrant hereby undertakes:

1.	To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement;

(i)	To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement;

2.	That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

3.	To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

4.	That, for purposes of determining any liability under the Securities Act of 1933, each filing of the registrant’s annual report pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934 that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

5.	Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act of 1933 and will be governed by the final adjudication of such issue.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, as amended, the Registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-3 and has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the County of Montgomery, State of Maryland, on April 7, 2005.

SAUL CENTERS, INC.

By:	/s/ B. Francis Saul II
B. Francis Saul II
Chairman of the Board and Chief Executive Officer

Pursuant to the requirements of the Securities Act of 1933, as amended, this Registration Statement has been signed below by the following persons in the capacities indicated.

SIGNATURE	TITLE	DATE

/s/ B. Francis Saul II B. Francis Saul II	Chairman of the Board and Chief Executive Officer (principal executive officer)	April 7, 2005

/s/ B. Francis Saul III B. Francis Saul III	President and Director	April 7, 2005

SIGNATURE	TITLE	DATE

/s/ Scott V. Schneider Scott V. Schneider	Senior Vice President, Chief Financial Officer, Treasurer and Secretary (principal financial officer)	April 7, 2005

/s/ Kenneth D. Shoop Kenneth D. Shoop	Vice President and Chief Accounting Officer (principal accounting officer)	April 7, 2005

* Philip D. Caraci	Director	April 7, 2005

* John E. Chapoton	Director	April 7, 2005

Gilbert M. Grosvenor	Director

Philip C. Jackson, Jr.	Director

David B. Kay	Director

* General Paul X. Kelley USMC (Ret.)	Director	April 7, 2005

Charles R. Longsworth	Director

* Patrick F. Noonan	Director	April 7, 2005

* James W. Symington	Director	April 7, 2005

John R. Whitmore	Director

*By:	/s/ Scott V. Schneider
Scott V. Schneider, attorney-in-fact

EXHIBIT INDEX

Exhibit Number	Description

4.(a)	First Amended and Restated Articles of Incorporation of Saul Centers, Inc. (incorporated herein by reference to Exhibit 3.(a) of the Company’s Annual Report on Form 10-K for the year ended December 31, 1993), as amended by the Articles of Amendment to the First Amended and Restated Articles of Incorporation of Saul Centers, Inc. (incorporated herein by reference to Exhibit 3.(a) to the Company’s Quarterly Report on Form 10-Q for the quarter ended June 30, 2004).

4.(b)	Amended and Restated Bylaws of Saul Centers, Inc. as in effect at and after August 24, 1993 and as of August 26, 1993 (incorporated herein by reference to Exhibit 3.(b) of the Company’s Annual Report on Form 10-K for the year ended December 31, 1993).

4.(c)	First Amended and Restated Agreement of Limited Partnership of Saul Holdings Limited Partnership (incorporated herein by reference to Exhibit No. 10.1 to Registration Statement No. 33-64562). The First Amendment to the First Amended and Restated Agreement of Limited Partnership of Saul Holdings Limited Partnership, the Second Amendment to the First Amended and Restated Agreement of Limited Partnership of Saul Holdings Limited Partnership, and the Third Amendment to the First Amended and Restated Agreement of Limited Partnership of Saul Holdings Limited Partnership (incorporated herein by reference to Exhibit 10.(a) of the 1995 Annual Report of the Company on Form 10-K). The Fourth Amendment to the First Amended and Restated Agreement of Limited Partnership of Saul Holdings Limited Partnership (incorporated herein by reference to Exhibit 10.(a) of the March 31, 1997 Quarterly Report of the Company). The Fifth Amendment to the First Amended and Restated Articles of Limited Partnership (incorporated herein by reference to Exhibit No. 4.(c) to Registration Statement No. 333-41436). The Sixth Amendment to the First Amended and Restated Articles of Limited Partnership (incorporated herein by reference to Exhibit 10.(A) of the September 30, 2003 Quarterly Report of the Company). The Seventh Amendment to the First Amended and Restated Articles of Limited Partnership (incorporated herein by reference to Exhibit 10(a) of the 2003 Annual Report of the Company on Form 10-K).

4.(d)	Articles Supplementary to First Amended and Restated Articles of Incorporation of Saul Centers, Inc. (incorporated herein by reference to Exhibit 2 to the Company’s Registration Statement on Form 8-A dated October 31, 2003).

5	Opinion of Pillsbury Winthrop Shaw Pittman LLP (filed herewith).

23.(a)	Consent of Ernst & Young LLP (filed herewith).

23.(b)	Consent of Pillsbury Winthrop Shaw Pittman LLP (included in its opinion filed as Exhibit 5 hereto).

24	Power of Attorney (filed herewith).